Exhibit 99.4
CENOVUS ENERGY INC.
Supplemental Financial Information (unaudited)
Exhibit to the March 31, 2022 Interim Consolidated Financial Statements

Consolidated Interest Coverage Ratios

The following financial ratios are provided by Cenovus Energy Inc. (the “Company”) in connection with the offering of common shares, debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and/or units of the Company by way of base shelf prospectus dated October 7, 2021. These ratios are based on the Company's consolidated financial statements that are prepared in accordance with International Financial Reporting Standards, which are generally accepted in Canada.
Interest coverage ratios for the twelve months ended March 31, 2022

(times)
Net earnings available for all interest bearing financial liabilities (1)	4.5x
Net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities (2)	5.0x
(1)Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs on all interest bearing financial liabilities, as well as declared and undeclared cumulative preferred share dividends.
(2)Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities; divided by borrowing costs on all interest bearing financial liabilities, as well as declared and undeclared cumulative preferred share dividends.

The Company believes the interest coverage ratio based on net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.